STONECREST ONE, INC. LETTERHEAD

March 15, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn: Brian K. Bhandari
          Raj Rajan

Mailstop 3561

Re:	Stonecrest One, Inc.
Annual Report on Form 10-K for Fiscal Year Ended June 30, 2009 Filed September 28, 2009; Form 10-Q for the Quarter Ended September 30, 2009 File No. 000-53305

Ladies and Gentlemen:

This letter sets forth the responses of Stonecrest One, Inc. (“we,” “us,” “our,” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 3, 2010 (the “Comment Letter”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Commission on September 28, 2010 (the “2009 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein are to Amendment No. 1 to the 2009 Annual Report (“Amendment No. 1”), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Part II

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 15

1.
Please revise to provide a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Securities and Exchange Commission
Division of Corporation Finance
March 15, 2010

Response:

We advise the Staff that we have revised Item 9A in Amendment No. 1 to identify the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.  Specifically, we note that management utilized the framework advanced in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Item 12. Security Ownership of Certain Beneficial Owners and Management

2.	Please identify the control person(s) for each entity listed in the table.

Response:

We advise the Staff that we have revised the table included in Item 12 by adding footnotes that identify the persons who control the entities listed therein.

Item 15.  Exhibits, Financial Statements Schedules

Report of Independent Registered Public Accounting Firm, page F-1

3.
Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (March 5, 2008) through June 30, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Response:

We advise the Staff that our auditor has revised the scope and opinion paragraphs of its report to include the cumulative period from inception (March 5, 2008) through June 30, 2009 with the annual periods that were already included.  A copy of the revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
March 15, 2010

Exhibits

4.
Please revise your list of exhibits to identify all of those exhibits required to be included as set forth in the exhibit table of Item 601 of Regulation S-K.  See for guidance Compliance and Disclosure Interpretation Question 146.02

Response:

We advise the Staff that we have revised the list of exhibits to identify all of the exhibits required to be included therein as set forth in the exhibit table of Item 601 of Regulation S-K in conformity with the guidance provided in Compliance and Disclosure Interpretation Question 146.02.

Signatures, page 22

5.
Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See Instruction D(2)(a) to Form 10-K.  If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please revise to specifically indicate that your controller or principal accounting officer has signed the form.  See Instruction D(2)(b) to Form 10-K.

Response:

We advise the Staff that we have revised the signature page to indicate that the Company’s principal accounting officer has signed the form.

Form 10-Q for the Quarter Ended September 30, 2009

General

Securities and Exchange Commission
Division of Corporation Finance
March 15, 2010

6.
Please note that the FASB Accounting Standards Codification became effective on July 1, 2009.  As a result, all non-SEC reporting accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly.

Response:

Management is aware of the FASB Accounting Standards Codification which became effective on July 1, 2009 and will use the appropriate language and references to accounting standards in all future filings.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at 928-642-3473 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,

STONECREST ONE, INC.

By:	/s/ George C. Critz, III
George C. Critz, III,
President